SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENT THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                            (Amendment No. _________)

                          ASHLIN DEVELOPMENT CORPORATON
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   044814 20 0
                                   -----------
                                 (CUSIP NUMBER)

                      Michael A. Gales, Executive Chairman
                         Ashlin Development Corporation
                            1479 North Clinton Avenue
                               Bay Shore, NY 11706
                                 (631) 968-5000

            --------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 30, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                               Page 1 of 10 Pages

CUSIP No. 044814 20 0                  13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Michael A. Gales
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     4,326,219
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            4,326,219
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,326,219
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      29.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 10 Pages

CUSIP No. 044814 20 0                  13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Louis A. Giusto
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     3,644,538
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            3,644,538
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,644,538
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      24.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 10 Pages

CUSIP No. 044814 20 0                  13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Peter Rettaliata
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,100,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,100,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,100,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 4 of 10 Pages

CUSIP No. 044814 20 0                  13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Dario Peragallo
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,100,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,100,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,100,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 5 of 10 Pages

Item 1. Security and Issuer

This statement relates to the common stock, $.001 par value ("Common Stock"), of Ashlin Development Corporation, a Florida corporation (the "Company"), with its principal executive offices at 1479 North Clinton Avenue, Bay Shore, NY 11706. The share numbers provided in this Schedule reflect the 1 - for - 1.249419586 reverse split of the Common Stock which became effective as of November 21, 2005.

Item 2. Identity and Background

            (a) This statement is filed by Mr. Michael A. Gales ("Gales"), Mr. Louis A. Giusto ("Giusto"), Mr. Peter Rettaliata ("Rettaliata") and Mr. Dario Peragallo ("Peragallo")(each an "Acquiror").

            (b) The business address and principal place of business for each of the Acquirors is c/o the Company, 1479 North Clinton Avenue, Bay Shore, NY 11706.

            (c) Mr. Gales is the Executive Chairman of the Company. Mr. Giusto is the Company's Vice Chairman, Chief Financial Officer and Treasurer. Mr. Rettaliata is a director and the Chief Executive Officer and President of the Company. Mr. Peragallo is a director and the Executive Vice President of the Company.

            (d) None of the Acquirors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) None of the Acquirors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

            (f) Each of the Acquirors is a citizen of the United States.

Item 3. Source and Amount of Funds

            All of the shares of Common Stock beneficially owned by the Acquirors were acquired in connection with a merger (the "Merger"). The Merger is more fully described, and is also defined, in the Company's Current Report on Form 8-K (the "8-K Report"), which was filed with the Commission on December 6, 2005. The Acquirors were among the shareholders of Gales Industries Incorporated, a Delaware corporation ("Gales Industries"), immediately prior to the Merger. All shareholders of Gales Industries (including the Acquirors) automatically became shareholders of the Company in connection with the Merger and received, in exchange for their shares of Gales Industries common stock, shares of Common Stock of the Company on a one-for-one basis. Also pursuant to the Merger, options, warrants, convertible securities and other derivative


                               Page 6 of 10 Pages
securities (including those held by the Acquirors) exercisable or convertible into shares of Gales Industries' common stock automatically became options, warrants, convertible securities or other derivative securities exercisable or convertible into the same number of shares of the Company's Common Stock. Thus, all of the Company's securities beneficially owned by the Acquirors were acquired in exchange for securities of Gales Industries and no cash consideration was paid.

            The Merger involved the merger of Gales Industries on November 30, 2005 (the "Closing Date") into the Company's newly-created wholly-owned subsidiary, Gales Industries Merger Sub, Inc. ("Merger Sub"). Merger Sub was the surviving company in the Merger. Contemporaneously with the closing of the Merger, Gales Industries acquired all of the outstanding capital stock of Air Industries Machining, Corp., a New York corporation ("AIM") (the "Acquisition"). Mr. Rettaliata and Mr. Peragallo were shareholders of AIM prior to the Acquisition and, in connection with the Acquisition, became shareholders of Gales Industries.

Item 4. Purpose of Transaction

            The purpose of each of the Acquirors in acquiring securities of the Company was to effect the Merger and the other transactions which are described in the 8-K Report.

            None of the Acquirors has any present plans or proposals which would relate to or result in any of the events or actions described in subparagraphs
(a) through (j) of this Item 4. Nothing set forth above should be interpreted to preclude the Acquirors from making any plans or proposals which would relate to or result in any of the events or actions described in subparagraphs (a) through
(j) of this Item 4.

Item 5. Interest in Securities of the Issuer

            Mr. Gales holds 4,076,219 shares of Common Stock and stock options to purchase an aggregate of 1,250,000 shares of Common Stock of which 250,000 options have vested and are exercisable in the next 60 days. Based on the estimated 14,469,797 shares of Common Stock outstanding as of the Closing Date, the total of 4,326,219 shares of Common Stock beneficially owned by Mr. Gales represents approximately 29.4% of the outstanding Common Stock. Mr. Giusto holds 3,404,538 shares of Common Stock and stock options to purchase an aggregate of 1,200,000 shares of Common Stock of which 240,000 options have vested and are exercisable in the next 60 days. The total of 3,644,538 shares of Common Stock beneficially owned by Mr. Giusto represents approximately 24.8% of the Common Stock outstanding as of the Closing Date. Each of Mr. Peragallo and Mr. Rettaliata holds 118,423 shares of Common Stock, stock options to purchase an aggregate of 1,200,000 shares of Common Stock of which 150,000 options have vested and are exercisable in the next 60 days, and a promissory note in the principal amount of $332,631 which is convertible at the exercise price of $0.40 per share into 831,577 shares of Common Stock (not including the conversion of any interest accruing on such note). The total of 1,100,000 shares of Common Stock beneficially owned by each of Mr. Peragallo and Mr. Rettaliata represents approximately 7.1% of the Common Stock outstanding as of the Closing Date.


                               Page 7 of 10 Pages

            Each of the Acquirors has sole power to vote and dispose of the shares of Common Stock acquired and beneficially owned by him.

            Other than the transactions described above, none of the Acquirors has effected any transaction involving the Company's securities within the preceding sixty (60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be filed as Exhibits

            Exhibit Numbers                          Exhibit
            ---------------                          -------

                   A                  Joint Acquisition Statement

                  10.1 Merger Agreement, dated November 14, 2005, among Gales Industries Incorporated, Gales Industries Merger Sub, Inc. and Ashlin Development Corporation (filed as Exhibit
                                      10.1 to Ashlin's Current Report on Form
                                      8-K, filed with the Commission on November
                                      21, 2005).


                               Page 8 of 10 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 8, 2005


                                      /s/ Michael A. Gales
                                      ------------------------------------------
                                      MICHAEL A. GALES


                                      /s/ Louis A. Giusto
                                      ------------------------------------------
                                      LOUIS A. GIUSTO


                                      /s/ Peter Rettaliata
                                      ------------------------------------------
                                      PETER RETTALIATA


                                      /s/ Dario Peragallo
                                      ------------------------------------------
                                      DARIO PERAGALLO


                               Page 9 of 10 Pages